

Mail Stop 7010

March 3, 2006

By U.S. Mail and Facsimile

Mr. Gary M. Pfeiffer
Senior Vice President and Chief Financial Officer
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

> **Re: E.I. du Pont de Nemours and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2005**
> **File No. 001-00815**

Dear Mr. Pfeiffer:

        We have reviewed your response letter dated January 26, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Washington Works Class Action

Prior Comment No. 5

1. We note that the plaintiffs' counsel provided a quantification of damages as part of the settlement demands made during confidential mediation discussions. Item 103 of Regulation S-K requires that you disclose the relief sought in litigation. Tell us what consideration you gave to this required disclosure.

Prior Comment No. 7

2. In future filings provide reasonably detailed updates concerning the progress of the Science Panel.

Prior Comment No. 8

3. We note your response to prior comment no. 8 with respect to the amounts you have spent on litigation and administration related to the Washington Works facility related to PFOA. However, it does not appear that you provided your response by

reporting period as requested. In this regard, please tell us how much was spent by reporting period since inception.

4. It is unclear to us whether the following amounts are included in the $113 million accrual, or represent ongoing costs related to PFOA:

   -   $25 million paid to outside counsel and experts;
   -   $6.6 million in other fees and expenses;
   -   $11 million in studies, research compliance and communication;
   -   $9 million in response to the Department of Justice.

   Staff Accounting Bulletin 5:Y requires that you disclose the cost of administering environmental and product liabilities. If the above amounts are not included in the $113 million, tell us what consideration you have given to such disclosure requirements. In addition, we had requested that you provide this information by reporting period. Please advise.

Prior Comment No. 12

5. We note your response to prior comment no. 12. However, your statement that the "Company does not believe it is probable that it will incur additional losses related to exposure to PFOA from any other source" does not address the range of likelihood as defined by paragraph 3 of SFAS 5, Accounting for Contingencies. In this regard, please tell us whether you believe that it is remote, reasonably possible, or probable that you will incur losses related to exposure to PFOA from any other source. Describe your belief, notwithstanding your views concerning the merit of the issue.

6. You also mention in your response to prior comment no. 12 that the "Company is not aware of any other site at or near which PFOA is present in public drinking water supplies at levels such as those in the Class definition of the Washington Works Class Action." While we understand that your response is specific to the level of PFOA present as defined in the class definition of the Washington Works Class Action, please tell us whether you are aware of other sites where PFOA is used in processing where it is present in public drinking water.

Teflon Non-Stick Coating

Prior Comment No. 14

7. We note your response to prior comment no. 14. However, your statement that you do "not believe it is probable" that you will incur material losses related to the class action does not address the range of likelihood as defined by paragraph 3 of SFAS 5. In this regard, please tell us whether you believe that it is remote, reasonably possible, or probable that you will incur losses related to these actions.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Asst. Chief Accountant